SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 17)

KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

499049104
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
2200 South 75th Avenue
Phoenix, AZ 85034
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

August 23, 2019
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,546,151(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,546,151(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock (“Class A Common Stock” or “common stock”) of Knight-Swift Transportation Holdings Inc. held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, M Six Investors, and M Dynasty Capital, LLC (“M Dynasty”) which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 31,546,151(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 31,546,151(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 31,523,497(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 31,523,497(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held by various entities over which the Moyes Trust has voting and dispositive power as manager.

(2)
Includes 130,856 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,898,791(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,898,791(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, M Capital I, M Capital II, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,471,950(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,471,950 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital II, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 10,751,311(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,751,311(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding II, M Capital I, M Capital II, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,873,395(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,873,395(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, Lyndee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 360,000(1)
	8.	Shared Voting Power 6,196,950(2)
	9.	Sole Dispositive Power 360,000(1)
	10.	Shared Dispositive Power 6,196,950(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock owned by various trusts for the benefit of the children of Jerry and Vickie Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power.

(2)	Shares held by M Six Investors and M Capital I over which the Reporting Person shares voting and dispositive power with LynDee Moyes Nester.

(3)
Includes shares of common stock held by LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital II, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(4)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LynDee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,655,924(1)
	8.	Shared Voting Power 6,196,950(2)
	9.	Sole Dispositive Power 2,655,924(1)
	10.	Shared Dispositive Power 6,196,950(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock held by a trust for the benefit of Michael Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power. Also includes shares held by M Dynasty, over which the Reporting Person has sole voting and dispositive power as manager of M Dynasty.

(2)	Shares held by M Six Investors and M Capital I over which the Reporting Person shares voting and dispositive power with Michael Moyes.

(3)
Includes shares of common stock held by Michael Moyes, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital II, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(4)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Six Investors, LLC (82-4484213)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,725,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,725,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, M Capital II, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Dynasty Capital, LLC (83-3632774)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,583,924(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,583,924(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,889,881(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.0%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by Michael Moyes, LynDee Moyes Nester, Jerry Moyes, Cactus Holding I, Cactus Holding II, M Capital I, M Capital II, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,511,687 shares of common stock outstanding as of July 31, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 7, 2019.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 17 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the “Original Statement”) relates to the Class A Common Stock, par value $0.01 per share of Knight-Swift Transportation Holdings Inc., a Delaware corporation.  The principal executive offices of the Issuer are located at 20002 North 19th Avenue, Phoenix, Arizona 85027.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 2.	Identity and Background.

Item 2 of the Original Statement is hereby amended and supplemented by adding the following information:

(a)

This Amendment is being filed jointly on behalf of Jerry Moyes, Vickie Moyes, the Moyes Trust, Cactus Holding I, Cactus Holding II, M Capital I, M Capital II, Michael Moyes, LynDee Moyes Nester, M Six Investors, and M Dynasty Capital, LLC (“M Dynasty” and collectively with Jerry Moyes, Vickie Moyes, the Moyes Trust, Cactus Holding I, Cactus Holding II, M Capital I, M Capital II, Michael Moyes, LynDee Moyes Nester, and M Six Investors, the "Reporting Persons")

(c)

M Dynasty

M Dynasty is a limited liability company established under the laws of the State of Alaska.  M Dynasty has no principal business other than aiding in Jerry and Vickie Moyes' children's asset management needs.  M Dynasty’s business address is P.O. Box 1397, Tolleson, Arizona 85353.  M Dynasty is owned by certain trusts established for the benefit of Jerry and Vickie Moyes’ children.  LynDee Moyes Nester serves as manager of M Dynasty.

(d) – (e)

During the last five years, M Dynasty has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

M Dynasty was established under the laws of the State of Alaska.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(c)          Transactions Effected During the Past Sixty Days:

On August 23, 2019, certain of the Reporting Persons entered into the following transactions:

•
Cactus Holding I amended and restated three previously disclosed variable prepaid forward contracts (“VPF”) covering 2,376,000, 5,044,308, and 3,331,003 shares, respectively.  The amendment extended the maturity dates of the contracts to May 26, 2020 through May 28, 2020 for the 2,376,000 share and 3,331,003 share contracts, and to March 13, 2020 through March 17, 2020 for the 5,044,308 share contract.  Previously, the maturity dates were August 30, 2019 through September 4, 2019.  The new 2,376,000 share VPF is governed by that certain Sixth Amended and Restated Supplemental Confirmation, attached hereto as Exhibit 99.11.  The new 5,044,308 share VPF is governed by that certain Fifth Amended and Restated May 2016 Supplemental Confirmation, attached hereto as Exhibit 99.12.  The new 3,331,003 share VPF is governed by that certain Amended and Restated February 2019 Supplemental Confirmation, attached hereto as Exhibit 99.13.

•
M Capital II amended and restated its previously disclosed VPF covering 8,851,692 shares, terminated its previously disclosed VPF covering 9,864,000 shares, and entered into a new VPF covering 9,864,000 shares. The amendment extended the maturity dates to March 13, 2020 through April 9, 2020 for the 8,851,692 share contract.  The new 9,864,000 share VPF contract has maturity dates from May 26, 2020 through June 22, 2020. Previously, the maturity dates for these VPFs were August 30, 2019 through September 27, 2019.  M Capital II was entitled to receive $313,966,000 in connection with the new VPF, which was applied in partial satisfaction of the $332,568,000 required to terminate the existing VPF.  The remaining $18,602,000 of the required termination payment was funded with a payment made by the counterparty for the benefit of M Capital II in respect of the Trigger Price Agreement discussed below.  The new 8,851,692 share VPF is governed by that certain Fifth Amended and Restated Transaction 1 Supplemental Confirmation, attached hereto as Exhibit 99.14.  The new 9,864,000 share VPF is governed by that certain Transaction 2 Supplemental Confirmation, attached hereto as Exhibit 99.15. The termination of the previous M Capital II VPF is governed by that certain Release and Termination Agreement, attached hereto as Exhibit 99.17.

•
In addition to extending the maturity dates, the VPF amendments and new M Capital II VPF changed the applicable Forward Floor Prices and Forward Cap Prices set forth in the VPFs.  Each of Cactus Holding I and M Capital II is generally permitted to participate in any appreciation of the Issuer’s Common Stock between the applicable Forward Floor Price and Forward Cap Price of the VPFs to which it is a party.  The new Forward Floor Prices and Forward Cap Prices are $44.50 and $56.50, respectively, for the 8,851,692 share M Capital II VPF and the 5,044,308 share Cactus Holding I VPF, $42.50 and $52.95, respectively, for the 9,864,000 share M Capital II VPF and the 2,376,000 share Cactus Holding I VPF, and $42.00 and $52.25, respectively, for the 3,331,003 share Cactus I VPF.

•
In connection with these VPF transactions, M Capital II and Cactus Holding I entered into a Trigger Price Agreement, pursuant to which M Capital II and Cactus Holding I are obligated to make certain payments if the daily volume weighted average price of the Common Stock equals or exceeds a "Reset Trigger Price" and the VPFs can be terminated if the daily volume weighted average price of the Common Stock equals or exceeds an "Early Termination Price." Payments made under this agreement increase the Reset Trigger Price and Early Termination Price. The initial Reset Trigger Price is $36.75 and the initial Early Termination Price is $39.70. The amount of the required payments are determined by the counterparty in a commercially reasonable manner and using a consistent methodology as was used in determining the illustrative amounts provided to M Capital II and Cactus Holding I prior to entering into the Trigger Price Agreement.  The Trigger Price Agreement is attached hereto as Exhibit 99.16.

No additional shares were pledged by the Reporting Persons in connection with the foregoing transactions.  The purpose of the foregoing transactions was to extend the maturity of the aforementioned VPFs. The foregoing description of the VPF transactions is qualified in its entirety by reference to the text of these agreements, which are filed herewith as Exhibits 99.11 through 99.17.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 5 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated August 28, 2019, by and among the Reporting Persons

Exhibit 99.2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.3	Power of Attorney of LynDee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 99.6 of Schedule 13D/A filed with the Securities and Exchange Commission on January 2, 2019

Exhibit 99.7
Power of Attorney of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust, incorporated by reference to Exhibit 2 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.8	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.9	Power of Attorney of M Six Investors, LLC, incorporated by reference to Exhibit 99.9 of Schedule 13D/A filed with the Securities and Exchange Commission on January 2, 2019

Exhibit 99.10	Power of Attorney of M Dynasty Capital, LLC

Exhibit 99.11	Sixth Amended and Restated Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated August 23, 2019

Exhibit 99.12	Fifth Amended and Restated May 2016 Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated August 23, 2019

Exhibit 99.13	Amended and Restated February 2019 Supplemental Confirmation between Citigroup Global Markets Inc. and Cactus Holding Company, LLC, dated August 23, 2019

Exhibit 99.14	Fifth Amended and Restated Transaction 1 Supplemental Confirmation between Citigroup Global Markets Inc. and M Capital Group Investors II, LLC, dated August 23, 2019

Exhibit 99.15	Transaction 2 Supplemental Confirmation between Citigroup Global Markets Inc. and M Capital Group Investors II, LLC, dated August 23, 2019

Exhibit 99.16	Trigger Price Agreement between M Capital Group Investors II, LLC, Cactus Holding Company, LLC, and Citigroup Global Markets Inc., dated August 23, 2019

Exhibit 99.17	Release and Termination Agreement between M Capital Group Investors II, LLC, Cactus Holding Company, LLC, and Citigroup Global Markets Inc., dated August 23, 2019

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Michael Moyes, its co-Manager

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by LynDee Moyes Nester, its co-Manager

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M SIX INVESTORS, LLC, by Michael Moyes, its co-Manager

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M SIX INVESTORS, LLC, by LynDee Moyes Nester, its co-Manager

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M DYNASTY CAPITAL, LLC, by LynDee Nester, its co-Manager

/s/ LynDee Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney filed herewith

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: August 28, 2019